NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 16, 2006, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on October 5, 2006 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefor and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Trizec Properties, Inc. and Grace Holdings LLC, an entity to be jointly owned by affiliates of Brookfield Properties Corporation and The Blackstone Group became effective on October 5, 2006. Each Common Stock of Trizec Properties, Inc. was converted into $29.01 in cash per share, plus an additional cash amount that represents a pro rate portion of the regular quarterly dividend payable on the common stock from October 1, 2006 through the closing date of the merger. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on October 6, 2006